Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Announces Temporary Operational Changes in Ontario

Saskatoon, Saskatchewan, Canada, April 8, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it is implementing a number of temporary operational changes at its fuel services division facilities in Ontario. The changes are due to the increasing challenge of maintaining an adequate workforce as a result of screening protocols and other measures put in place to align with the directives and guidance of government and public health authorities for the Coronavirus (COVID-19) health crisis.

The UF6 plant at the Port Hope Conversion Facility (conversion facility) will be placed in a temporary safe shutdown state for approximately four weeks and, where possible, maintenance work scheduled for the summer will be advanced. Work to place the plant in safe shutdown mode will occur over the coming days.

The UF6 plant is currently operating safely. However, the COVID-19 related screening protocols and other measures Cameco has put in place to align with the directives and guidance of government and public health authorities have created significant difficulty in achieving the workforce levels required for the continued operation of the facility and concerns about the ability to maintain the required workforce levels going forward. The UF6 plant is a complex operation, designed to run as a continuous process without interruptions in production.

Since the majority of the UO3 produced at the Blind River Refinery (refinery) is used to produce UF6 at the conversion facility, the refinery’s production will also be temporarily suspended and, where possible, summer maintenance work brought forward. The refinery will operate for about a week to produce sufficient UO3 for ongoing UO2 production at the conversion facility. Then, the refinery will be placed in a safe state of care and maintenance for approximately four weeks.

While production at the refinery is temporarily suspended, the operation will remain open to receive uranium concentrate deliveries.

“While our fuel services facilities have been able to operate safely, it has become increasingly challenging to maintain a sufficient roster of qualified operators for the UF6 plant,” said Cameco president and CEO Tim Gitzel. “The UF6 plant is designed for continuous operation, and we need to prevent unplanned interruptions arising from personnel shortages.

“Therefore, after weighing many factors, including the state of the pandemic, we made a measured decision to suspend production in a careful, planned manner at the UF6 plant and the UO3 refinery which feeds it. We will watch closely how the situation evolves over the next four weeks before making further decisions.”

The conversion facility will continue to operate with its reduced workforce, currently reduced by about 65 employees, and the refinery will experience a reduction of approximately 60 employees. The facilities will continue to comply with all regulatory requirements while production is suspended.

UO2 production at the conversion facility, as well as fuel pellet and fuel bundle production at Cameco Fuel Manufacturing Inc. (CFM) will continue. The UO2 and CFM facilities are important links in the supply chain for Canada’s nuclear energy sector, and these plants are designed and operated to shut down and start up every week. Although they may experience workforce fluctuations as a result of the ongoing circumstances, they are better able to adapt quickly to changes in staffing levels and more frequent starts and stops in production if required.

Despite the operational changes necessitated by the uncertainty COVID-19 has caused, Cameco’s fuel services facilities continue to operate safely. We continue to work closely with health authorities and have instituted a number of measures to protect our employees at these facilities and their families.

“Cameco will continue to work with all of our customers to help meet their delivery needs and enable them to continue to provide the safe, clean, reliable nuclear power their governments and communities rely on to run hospitals, care homes, grocery stores and essential services during this time of extraordinary uncertainty,” Gitzel said.

The unplanned events announced in this news release and on March 23, 2020 and April 7, 2020, may lead to variability in the 2020 outlook we provided in our Annual MD&A, however, it is too soon to quantify what that impact might be. We will continue to assess the rapidly evolving situation, and we will provide an update when we can better understand what the implications for this year’s outlook might be.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include our intention to place the UF6 plant at the Port Hope conversion facility in a shutdown state for a period of approximately four weeks; the corresponding planned suspension of production of UO3 at the Blind River refinery in approximately one week, while the refinery remains open to receive uranium concentrate deliveries; our intention to continue to operate the conversion facility and refinery with a reduced workforce, to continue UO2 production at the conversion facility and fuel pellet and fuel bundle production at CFM and comply with all regulatory requirements while production is suspended; the statement that our fuel services facilities continue to operate safely; our intention to work with our customers to help meet their delivery needs and enable them to continue to provide nuclear power; and the potential for variability in our 2020 outlook and our expectations regarding updating our 2020 outlook.

Material risks that could lead to different results include: the possibility that placing the UF6 plant at the Port Hope conversion facility in a temporary safe shutdown state could take longer than expected, or that the shutdown may extend for longer than currently anticipated; we may be unable to suspend or resume production of UO3 at the Blind River refinery within the expected time periods, or we may be unable to continue receiving uranium concentrate deliveries while production is suspended; further disruption in our operations due to COVID-19, or other factors, may prevent us from continuing to operate the conversion facility and refinery with a reduced workforce, or to continue UO2 production at the conversion facility or fuel pellet and fuel bundle production at CFM; we may be unable to comply with applicable regulatory requirements due to a reduced workforce, or other disruptions caused by COVID-19; we may encounter operational or other disruptions that create safety incidents; the risk that the impact of COVID-19 and these unplanned events will have a materially adverse impact on our 2020 outlook; the risk that we may be unable to assess and report on the impact of these unplanned events on our 2020 outlook in a timely manner; and the risk that we may be unable to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, marketing or financial risks successfully, including the risk of significant disruption to our workforce, required supplies or services, ability to transport uranium, or our delivery schedule.

In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding: the process for placing the UF6 plant at the Port Hope conversion facility in a temporary safe shutdown and the length of the shutdown period; the process for suspending and resuming production of UO3 at the Blind River refinery and our ability to continue receiving uranium concentrate deliveries while production is suspended; our ability to operate the conversion facility and refinery with a reduced workforce, and to continue UO2 production and fuel pellet and fuel bundle production; our ability to comply with applicable regulatory requirements with a reduced workforce and without safety incidents; that we will be able to assess, quantify and provide an update regarding any implications of these unplanned events on our 2020 outlook in a timely manner; and our ability to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, marketing or financial risks successfully.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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